CYNTHIA M. KRUS
DIRECT LINE: 202.383.0218
E-mail: Cynthia.krus@sablaw.com
May 31, 2007
VIA COURIER AND EDGAR
Mr. Larry L. Greene, Esq.
Senior Counsel, Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Registration Statements on Form N-2 (File Nos. 814-00138, 333-141847 & 333-141848) filed by Allied Capital Corporation on April 3, 2007 (the “Registration Statements”)
Dear Mr. Greene:
               On behalf of Allied Capital Corporation (the “Company”), and pursuant to the provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, please find enclosed for filing Amendment No. 1 to the registration statement on Form N-2 regarding the Company’s equity securities (File No. 333-141848) (the “Equity N-2”) and Amendment No. 1 to the registration statement on Form N-2 regarding the Company’s debt securities (File No. 333-141847) (the “Debt N-2”) (together, the “Registration Statements”), together with marked copies indicating changes to the Registration Statements.
               We are filing Amendment No. 1 to the Equity N-2 and the Debt N-2 in response to the comments that the staff of the Division of Investment Management (the “Staff”) issued to the Company in a letter dated May 17, 2007. The Staff’s comments are set forth below in bold, italic font, numbered to correspond to their ordering in your letter, and are followed by the Company’s response. Please note that page references in the Company’s responses refer to pages in Amendment No. 1 of the Equity N-2 and Debt N-2 unless otherwise indicated.
General
1.	Comment: Please state in your response letter whether the NASD will or has reviewed the proposed underwriting terms and arrangements of the transactions involved in the registration statements.

Mr. Larry L. Greene
May 31, 2007

               Response:
               The NASD will not review the proposed underwriting terms and arrangements of the transactions involved in the registration statements. Because the Company has investment grade rated debt, the Company is no longer required to make filings with the Corporate Finance Department pursuant to the exemption set forth in Rule 2710(b)(7)(A).
Prospectus
2.	Comment: Disclosure on page 1 states: “In this prospectus or any accompanying prospectus supplement, unless otherwise indicated, “Allied Capital”, “we”, “us” or “our” refer to Allied Capital Corporation and its subsidiaries.” Disclosure captioned “Corporate Structure and Offices” indicates that the Fund has a real estate investment trust subsidiary, Allied Capital REIT, Inc., and several subsidiaries that are limited liability companies established for specific purposes, including holding real estate property.” This disclosure is a bit confusing when considering certain matters discussed in the filing. For example, disclosure captioned “Certain Relationships and Related Party Transactions” discusses loans made to executives of Allied Capital to enable the exercise of options under the executive compensation program. Confirm that all loans are to officers of the Fund and not a subsidiary company.
               Response:
               The Company provided loans to its officers in connection with the exercise of stock options prior to the enactment of the Sarbanes-Oxley Act of 2002 on July 30, 2002. All loans provided to officers of the Company prior to July 30, 2002 were provided to officers of the Company.
3.	Comment: Disclosure captioned “Prospectus Summary — Senior Securities (Page 64)” discusses the Fund’s outstanding debt and the annual returns necessary to service that debt. Disclose what the aggregate debt will be after the Debt Offering, and the estimated returns needed to cover the related interest expense.
               Response:
               The Company provides disclosure regarding its asset coverage ratio, after giving effect to the issuance of debt securities, in the section entitled “Use of Proceeds” in each prospectus supplement in connection with a takedown from its debt shelf registration statement.
4.	Comment: Revise the fee table in the Common Offering by moving the footnotes to the table so as to follow the example segment of the table. Footnote 5 indicates that interest expenses related to outstanding borrowings are included in the table. Revise the table to include the expenses related to the Debt Offering or explain why adding

Mr. Larry L. Greene
May 31, 2007

that information would not be appropriate. Footnote 8 refers to preferred stock. Does the Fund have any such stock outstanding?
               Response:
               The footnotes to the Fees and Expenses Table in the Equity N-2 have been moved to follow the example associated with the table. The Company currently does not have any preferred stock outstanding.
               Any costs associated with debt offerings are included in interest expense over the life of the debt issued. The interest expense included in the fees and expenses table reflects a full year estimate, which would include interest on debt expected to be issued during the rest of the year. The Company modified the disclosure in footnote 5 on page 6 of Amendment No. 1 of the Equity N-2 to clarify this point.
5.	Comment: Revise the discussion captioned “Disclosure Regarding Forward-Looking Statements” so as to clarify that any forward-looking statements contained in the prospectus do not meet the safe harbor for forward-looking statements pursuant to Section 27A of the Securities Act.
               Response:
               The Company has added the requested disclosure to page 18 of Amendment No. 1 to the Equity N-2 and Amendment No. 1 to the Debt N-2.
6.	Comment: Tables appearing under the captions “Financial Condition, Liquidity and Capital Resources” and “Description of Public Notes” contain different amounts for publicly issued unsecured notes. Confirm the accuracy of both tables.
               Response:
               The tables in the Equity N-2 and the Debt N-2 under the caption “Financial Condition, Liquidity and Capital Resources” reflect the amount of publicly issued unsecured notes outstanding at March 31, 2007. These tables do not include the $30 million of 6.875% Notes due 2047 that the Company issued as a result of the underwriter’s election to exercise the over-allotment option in April 2007. The tables in both registration statements under the caption “Description of Public Notes” include the additional notes issued as a result of the underwriter’s election to exercise the over-allotment option. The Company modified the introduction to the tables on page 68 of Amendment No. 1 of the Equity N-2 and Amendment No. 1 of the Debt N-2 to clarify that the amounts listed in the table refer to the outstanding publicly issued unsecured notes at March 31, 2007. In addition, the Company added a sentence to footnote 3 on page 158 of Amendment No. 1 of the Equity N-2 and page 156 of Amendment No. 1 of the Debt N-2 to note the issuance of the $30.0 million in April 2007.
7.	Comment: Disclosure captioned “Portfolio Management” discusses the discretionary compensation paid to executive officers. The discussion refers to the payment of an Individual Performance Award (IPA) and an Individual Performance Bonus (IPB). In this connection provide the information required by Item 21.2 of Form N-2 which

Mr. Larry L. Greene
May 31, 2007

instructs registrants to describe with specificity the criteria on which compensation is based including, with respect to any benchmarks used to determine compensation, the identity and length of the measuring period.
               Response:
               The Company believes it complies with the disclosure required by Item 21.2 of Form N-2. On page 116 of Amendment No. 1 to the Debt N-2 and Amendment No. 1 to the Equity N-2, the Company has included a cross-reference to the section entitled “Compensation of Directors and Executive Officers.” Detailed information regarding the criteria on which compensation is determined is included in this section. Specifically, the Company directs the Staff’s attention to the Company’s Compensation Discussion and Analysis (“CD&A”) on page 118 of Amendment No. 1 to the Debt N-2 and Amendment No. 1 to the Equity N-2. The Company’s CD&A sets forth the Company’s compensation philosophy, components of total compensation, the role of the compensation committee and management in establishing compensation levels and the assessment of market data, peer comparisons and benchmarking, among other compensation practices and considerations. Although the CD&A specifically addresses the compensation determination of the Company’s named executive officers, the Company utilizes the same process and criteria in determining the compensation for each of its officers. The Company has included disclosure to this point on page 116 of Amendment No. 1 to both the Equity N-2 and the Debt N-2.
8.	Comment: Confirm that the 10.5% maximum fee payable to any broker, as discussed under the caption “Plan of Distribution” in the Debt Offering complies with NASD limits.
               Response:
               The Company confirms that the 10.5% maximum fee payable to any broker, as discussed under the caption “Plan of Distribution” in the Debt Offering complies with NASD limits.
Accounting Comments
9.	Comment: We have the following comments on the Fund’s Form 10-K for the period ended December 31, 2006. Please provide a list of the Fund’s subsidiaries, and identify the subsidiaries that are consolidated in the Fund’s financial statements. For those subsidiaries that are consolidated, please provide or explain the following: i) why is it appropriate to consolidate the subsidiary’s financials statements with those of the Fund and, in this connection, provide supporting accounting guidance for this view; ii) the purpose of the subsidiary; iii) the reason for the creation of the subsidiary; iv) the subsidiary’s legal structure; v) the type of services the subsidiary provides to the Fund, and in this connection, explain whether the operations of the subsidiary complement the Fund’s operations or whether such operations differ and constitute only the provision of services; vi) the percentage of these services provided to the Fund; vii)

Mr. Larry L. Greene
May 31, 2007

others, if any, receiving such services from the subsidiary; and viii) whether the Fund controls the subsidiary, and if so, whether the Fund intends to retain control of the subsidiary.
               Response:
               While Section 6.03 of Regulation S-X provides that statements of the registrant may be consolidated only with statements of subsidiaries which are investment companies, paragraph 7.05 of the American Institute of Certified Public Accountants Audit and Accounting Guide — Investment Companies (2006) (the “AICPA Audit Guide”) provides generally that, an investment company may consolidate the accounts of entities (i) which are investment companies and (ii) which are operating companies if the operating company provides services to the investment company. Specifically, paragraph 7.05 of the AICPA Audit Guide provides that if “the purpose of the investment [in the operating company] is to provide services to the investment company rather than to realize a gain on the sale of the investment . . . ,” then “consolidation is appropriate” when “the investment company holds a controlling interest in such an operating company.”
               Based on the guidance set forth in section 6.03 of Regulation S-X and paragraph 7.05 of the AICPA Audit Guide, the Company consolidates the results of its subsidiaries in its financial statements. The purpose of the Company’s subsidiaries is to provide services to the Company and the Company’s portfolio companies, (to the extent it is a services subsidiary), or to hold certain assets in separate legal entities (investment companies) rather than to realize a gain on the sale of the separate company. All decisions related to assets held by these subsidiaries are determined by the management of the Company. The operations of these subsidiaries complement the Company’s operations. The Company controls 100% of the subsidiaries listed below and intends to retain control of these consolidated subsidiaries.
               Allied Capital Corporation (the “Company”) has the following wholly owned consolidated subsidiaries, which are each discussed in the following paragraphs.
               Allied Capital REIT, Inc., a Maryland corporation, was generally established to hold commercial mortgage loans, interests in real properties and other real estate related assets. Allied Capital REIT, Inc. has a wholly owned consolidated subsidiary, Allied Capital Property LLC, a Delaware limited liability company, that was established to hold primarily real-estate related properties obtained through the foreclosure of commercial mortgage loans.
               A.C. Corporation, a Delaware corporation, generally provides diligence and structuring services, as well as transaction, management, consulting, and other services, including underwriting and arranging senior loans, to the Company and its portfolio companies. A.C. Corporation has the following wholly owned consolidated subsidiaries:
•	Allied Capital Investors, LLC, a Delaware limited liability company, is the general partner of Pennsylvania Avenue Investors, LP.

Mr. Larry L. Greene
May 31, 2007

•	A.C. Management Services LLC, a Delaware limited liability company, was established to maintain certain operational contracts in a separate legal entity.
•	AC Finance LLC, a Delaware limited liability company, generally arranges senior loans on behalf of the Company or the Company’s portfolio companies.
•	ACSM LLC, a Delaware limited liability company, was established to be the general partner of a fund that the Company is in process of developing to invest in senior debt opportunities.
                Pennsylvania Avenue Investors, LP, a Delaware limited partnership, was established to hold limited partnership interests in third party funds.
               Allied Capital Holdings, LLC, a Delaware limited liability company, was established to hold primarily real-estate related properties obtained through the foreclosure of commercial mortgage loans.
               Allied Investment Holdings, LLC, a Delaware limited liability company, was established to hold portfolio investments that may be in workout or in liquidation.
               Allied Capital Beteiligungsberatung, GmbH, a German company, is inactive and is in the process of being liquidated.
               The Company received exemptive relief from the Securities and Exchange Commission (“SEC”) in 1997. The Company filed the exemptive order in connection with the merger of three BDCs, a REIT and the investment adviser to these entities into the Company. Pursuant to the order, the SEC granted the Company exemptive relief to permit the Company and its wholly owned subsidiaries to file reports on a consolidated basis and engage in certain transactions as if the Company and its wholly owned subsidiaries were one company. As a condition to such relief, the Company agreed that they would “file with the Commission, on behalf of itself and the Subsidiaries, all information and reports required to be filed with the SEC under the Exchange Act and other applicable federal securities laws, including information and financial statements prepared solely on a consolidated basis as to [the Company] and the Subsidiaries, these reports to be in satisfaction of any separate reporting obligations of the Subsidiaries.”
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               If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0218.
Sincerely,
/s/ Cynthia M. Krus
Cynthia M. Krus